ACQUIRED FUND EXPENSES REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 1st day of January, 2010 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird Short-Term Bond, Intermediate Bond, Intermediate Municipal Bond, Aggregate Bond and Core Plus Bond, LargeCap and MidCap Funds (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Advisor desires to contractually agree to reimburse certain of the fees and expenses indirectly incurred by the Funds as a result of their investment in shares of other investment companies (including mutual funds, closed-end funds and ETFs) and other companies that would be investment companies but for the exemptions contained in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“Acquired Fund Expenses”);

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reimburse each Fund for all Acquired Fund Expenses incurred by the Fund to the extent such Acquired Fund Expenses on an annual basis exceed 0.0049% of the Fund’s average daily net assets.

This Agreement shall continue in effect until April 30, 2011.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By:/s/ Mary Ellen Stanek
Managing Director

BAIRD FUNDS, INC. (on behalf of the Baird
Short-Term Bond, Intermediate Bond, Intermediate
Municipal Bond, Aggregate Bond, Core Plus Bond,
LargeCap and MidCap Funds)

By:/s/ Leonard M. Rush
Treasurer